

December 17, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      EA Series Trust
        Issuer CIK:      0001592900
        Issuer File Number:   333-195493 / 811-22961
        Form Type:    8-A12B
        Filing Date:    December 17, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Alpha Architect Aggregate Bond ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications